Exhibit 4.13

AMENDMENT TO THE
ASHLAND INC. UNION EMPLOYEE SAVINGS PLAN

WHEREAS, Ashland Inc. (the "Corporation") maintains the Ashland Inc. Union Employee Savings Plan (the "Plan") for the benefit of employees eligible to participate therein; and

WHEREAS, pursuant to Article XX of the Plan, the Corporation, as sponsor of the Plan, has retained the authority to amend the Plan at any time in whole or in part; and

            WHEREAS, the Supreme Court of the United States invalidated section 3 of the Defense of Marriage Act for federal tax law purposes; consequently, the Internal Revenue Service issued Revenue Ruling 2013-17 and Notice 2014-19 detailing  the rules for identifying same-sex spouses in a qualified retirement plan (collectively, the "Guidance"); and

WHEREAS, the Corporation desires to amend the Plan to conform to the Guidance; and

NOW, THEREFORE, BE IT RESOLVED, that the Plan is amended retroactively to be effective as of June 26, 2013 as follows:

I.	The following definition of Spouse shall be added to Section 2.1 of the Plan:

Spouse. The spouse of a Participant determined by Federal law applicable to Code

§401(a) as announced in Revenue Ruling 2013-17 and Notice 2014-19; provided that to the extent required by an court order which is determined to be a qualified domestic relations order pursuant to the terms of this Plan, a former Spouse of the Participant shall be treated as the Spouse of the Participant.

II.	The term "spouse" wherever found in the Plan shall be amended to be a capitalized word and carry with it the definition of Spouse as provided herein.

III.	In all other respects, the Plan shall remain unchanged.

IN WITNESS WHEREOF, the Corporation has caused this amendment to the Plan to be executed this 26 day of Sept., 2014.

ATTEST:	ASHLAND INC.
/s/ Peter J. Ganz	By: /s/ Robin Swanson
Secretary	Title: Director, Global HR Opns. & Benefits